Date: March 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles Anne McConnell Jenny O’Shanick Evan Ewing

Re:	MKDWELL Tech Inc.
Registration Statement on Form F-4 Filed March 8, 2024
File No. 333-277785

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp., hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated March 18, 2024 on the Company’s Registration Statement on Form F-4 previously submitted on March 8, 2024.

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-4 (the “Revised Registration Statement”) publicly to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-4

Comparative Historical and Unaudited Pro Forma Condensed Combined Per Share Financial Information, page 25

1.	Please revise your disclosures to also include summarized pro forma balance sheet and statement of income information as of and for the period ended June 30, 2023.

Response: Please refer to the revised disclosure to include summarized pro forma financial statement as of and for the period ended June 30, 2023 in the section titled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”

Risk Factors

Risks Related to Cetus Capital and the Business Combination

If Cetus Capital is deemed to be an investment company under the Investment Company Act..., page 59

2.	We note your revisions in response to prior comment 1 and reissue in part. Please revise to disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.

Response: Please refer to the revised risk factor titled “If Cetus Capital is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for Cetus Capital to complete its initial business combination.”

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 142

3.	We note your response to prior comment 4. We note numerous disclosures on pages 7, 14, 57, and 154 state that the number of maximum shares that can be redeemed leaving a minimum of $5,000,001 of net tangible assets is 1,561,422 shares and that Cetus Capital Public Stockholders will hold 497,512 shares under the maximum redemption scenario; however, page 142 and other disclosures throughout the filing, state that a maximum of 1,381,012 shares can be redeemed and that Cetus Capital Public Stockholders will hold 677,922 shares under the maximum redemption scenario. Please correct all inconsistencies and ensure all disclosures related to numbers of shares and share percentages throughout the filing are accurate and consistent.

Response: Please refer to the revised disclosures in the Revised Registration Statement.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 147

4.	We note your response to prior comment 5. Please revise adjustment (2) to the pro forma balance sheet to only adjust Ordinary shares, APIC, and AOCI, to the extent applicable and required. Please be advised that it does not appear to be appropriate to reduce MKD Taiwan’s historical accumulated deficit as a result of the Taiwan Reorganization or recording the new minority interest. Refer to ASC 810-10-45-23 and 24.

Response: Please refer to the revised disclosures in the pro forma balance sheet in the Revised Registration Statement.

Index of Financial Statements

Cetus Capital Acquisition Corp., page F-1

5.	Due to the fact that Cetus Capital does not appear to meet all the requirements of Rule 8-08(b) of Regulation S-X, please revise the filing to include updated audited financial statements and related disclosures for Cetus Capital as of and for the year and period ended December 31, 2023 and 2022.

Response: Please refer to the updated audited financial statements and related disclosures for Cetus Capital as of and for the year and period ended December 31, 2023 and 2022.

Part II Information Not Required in the Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 Opinion of Ogier as to validity of the MKDWELL Tech Inc. ordinary shares and warrants, page II-1

6.	We note that the warrants are governed by the laws of New York. Please file a New York law opinion covering the warrants. Refer to Staff Legal Bulletin No. 19. Additionally, we note that Exhibit 5.1 states that the Shares have no par value; however, the registration statement states that the par value is $0.0001. Please revise or clarify, including Exhibit 3.2.

Response: We respectfully submit that both the current issued and outstanding ordinary share of PubCo, as well as the new ordinary shares of PubCo, shall have a par value of US$0.0001. Please refer to the revised Exhibit 3.2 and Exhibit 5.1. Please also refer to Exhibit 5.2 pertaining to the opinion on the warrants under New York law.

If you have any questions regarding the Revised Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital Acquisition Corp.